SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 24, 2019

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Christina Chalk

RE:	CIRCOR International, Inc.
Schedule TO-T filed on June 17, 2019
Filed by Crane Co. and CR Acquisition Company
File No. 005-57061

Dear Ms. Chalk:

Thank you for your letter dated June 20, 2019 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Schedule TO-T filed on June 17, 2019 by Crane Co. (“Crane”) and CR Acquisition Company (the “Purchaser”) (the “Schedule TO”). This letter sets forth the response of the Purchaser and Crane to the Comment Letter. In connection with this response to the Comment Letter, the Purchaser and Crane are filing with the Commission Amendment No. 1 to the Schedule TO.

In order to facilitate the Staff’s review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO.

U.S. Securities and Exchange Commission

Attn: Ms. Christina Chalk

June 24, 2019

* * * *

Background of the Offer; Other Transactions with CIRCOR, page 23

1.	Describe in further detail the terms of the Stock Purchase Agreement with Gabelli Small Cap Growth Fund. See Item 8 of Schedule TO and Item 1008(b)(5) of Regulation M-A.

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 11— Background of the Offer; Other Transactions with CIRCOR” on page 26 of the Offer to Purchase to add additional detail. The Purchaser and Crane have also amended “The Offer—Section 9—Certain Information Concerning the Purchaser and Crane” on page 21 of the Offer to Purchase to add a cross reference to the Background of the Offer; Other Transactions with CIRCOR.

Conditions of the Offer, page 33

2.

All offer conditions other than those related to governmental approvals necessary to the consummation of the offer must be satisfied or waived on or before the expiration date of the offer, rather than by the date of payment. Please revise the language to the contrary in the second to last line of the introductory paragraph of this section.

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 33 of the Offer to Purchase.

3.

In subparagraph (iv) on page 34, clarify what you mean by a “limitation on prices” on a national securities exchange or in the over-the-counter market and explain how this would be measured in the context of this offer.

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 34 of the Offer to Purchase.

4.

In the same subparagraph, refer to part (f) referencing an “attack on or outbreak or act of terrorism involving the United States.” Today the Washington Post is reporting that Iran has shot down a U.S. naval surveillance drone in the Persian Gulf. This would appear to implicate your offer condition. Please disclose to shareholders how you intend to proceed with the offer (waive or terminate). If you don’t believe the attack implicates your offer condition, you should clarify this and explain the basis for your belief.

U.S. Securities and Exchange Commission

Attn: Ms. Christina Chalk

June 24, 2019

Response: The Purchaser and Crane note the Staff’s comment and acknowledge that on June 20, 2019, various news outlets reported that Iran shot down a U.S. military drone in the Persian Gulf. The Purchaser and Crane are continuing to monitor the facts and circumstances around these reports and any developments regarding this incident. At this time, based on publicly available information regarding this event and subsequent events involving Iran, the Purchaser and Crane do not believe that the condition in Section 14, subsection (iv), clause (f) has been triggered. However, based on our discussion with you, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 34 of the Offer to Purchase, to include a materiality qualifier in the condition in (f). The Purchaser and Crane confirm that if any of the listed offer conditions are triggered, the Purchaser and Crane will promptly inform shareholders whether they will proceed with the offer by waiving that condition or assert the condition to terminate the offer.

5.

To avoid an impermissible illusory offer, revise subparagraph (x) at the bottom of page 36 to include a reasonableness standard to qualify the following phrase: “on terms satisfactory to Crane and the Purchaser.”

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 36 of the Offer to Purchase.

6.

Refer to the second to last paragraph in this section on page 37. All offer conditions must be outside the control of the bidder in a tender offer. Revise or delete the phrase “regardless of the circumstances giving rise to any such conditions” to avoid the implication that Crane’s or Purchaser’s actions or inactions could “trigger” an offer condition.

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 37 of the Offer to Purchase.

7.

In the same paragraph on page 37, refer to the following statement: “Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right.” If an offer condition is “triggered” by an event that occurs during the offer period, you must promptly inform target security holders whether you will waive it or terminate the offer. (see comment 4 above). You may not fail to act and wait until the end of the offer period while maintaining the right to assert the offer condition at expiration, unless the language of the condition itself makes clear it is to be evaluated at expiration. Please revise the cited language accordingly.

U.S. Securities and Exchange Commission

Attn: Ms. Christina Chalk

June 24, 2019

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 14—Conditions of the Offer” on page 37 of the Offer to Purchase. Furthermore, the Purchaser and Crane acknowledge that if any of the listed offer conditions are triggered, the Purchaser and Crane will promptly inform shareholders whether they will proceed with the offer by waiving that condition or assert the condition to terminate the offer.

Miscellaneous, page 40

8.

While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all security holders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

Response: In response to the Staff’s comment, the Purchaser and Crane have amended “The Offer—Section 18—Miscellaneous” on page 40 of the Offer to Purchase and the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached as Exhibit (a)(1)(E) to the Schedule TO.

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 735-2660.

Best regards,

/s/ Ann Beth Stebbins

Ann Beth Stebbins

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